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                                October 24, 2023

       David P. Hochman
       Chief Executive Officer
       Orchestra BioMed Holdings, Inc.
       150 Union Square Drive
       New Hope, Pennsylvania 18938

                                                        Re: Orchestra BioMed
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 10,
2023
                                                            File No. 333-274924

       Dear David P. Hochman:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Please disclose the exercise prices of the warrants compared to the market price of the underlying security. We
note that several of the warrants are out the money, please
                                                        disclose the likelihood
that warrant holders will not exercise their warrants on the cover page and provide
similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds
section. Furthermore, as applicable, please describe the impact on your liquidity and update
the discussion on the ability of your company to fund your operations on a prospective basis
with your current cash on hand.
   3. We note the significant number of redemptions of your public shares in connection with your business
combination and that the shares being registered for resale will constitute a
 David P. Hochman
FirstName  LastNameDavid
                 Holdings,P.Inc.
                             Hochman
Orchestra BioMed
Comapany
October 24,NameOrchestra
            2023         BioMed Holdings, Inc.
October
Page 2 24, 2023 Page 2
FirstName LastName
         considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors
Risks Related to Ownership of Our Common Stock
The future sales, or the perception of future sales, of shares by existing stockholders and future exercise of registration rights may..., page 52

4. Please revise this risk factor to further highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 60

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please
 David P. Hochman
Orchestra BioMed Holdings, Inc.
October 24, 2023
Page 3
       also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
8. You appear to be registering shares issued or issuable to former equityholders of
       Orchestra BioMed, Inc. To the extent this is the case, these affiliates are deemed to be underwriters and must set a price at which the shares will be sold pursuant to the prospectus. Refer to Securities Act Rule 145(c). Please revise the prospectus accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                              Sincerely,

FirstName LastNameDavid P. Hochman                            Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameOrchestra BioMed Holdings, Inc.
                                                              Services
October 24, 2023 Page 3
cc:       Yariv Katz
FirstName LastName